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                                                                EXHIBIT (A)(28)



                 LAIDLAW ENVIRONMENTAL ANNOUNCES EXCHANGE RATIO


COLUMBIA, SOUTH CAROLINA...FEBRUARY 23, 1998. Laidlaw Environmental Services, Inc. (NYSE:LLE) today announced that the exchange ratio for purposes of its offer for Safety-Kleen Corp. (NYSE:SK), which is currently scheduled to expire at 12:00 Midnight, New York City time, on February 26, 1998, will be 2.8 LLE common shares for each SK common share validly tendered and not withdrawn, in addition to the $18.00 per SK common share SK shareholders will be entitled to receive in cash.

Commenting on the announcement, Mr. Kenneth W. Winger, president and chief executive officer, said:

      "We urge all Safety-Kleen shareholders to vote against the Philip Group merger proposal on February 25, 1998, and participate in the creation of value for all continuing LLE shareholders that we believe will result from the combination of LLE and SK. LLE is committed to pursuing its offer to SK shareholders, and will seek injunctive relief in Chicago Federal Court should SK shareholders reject the Philip Group merger proposal and the SK Board fail to remove the remaining obstacles."

Laidlaw Environmental Services is the leading provider of hazardous and industrial waste management services to industry and government. The company operates from more than 100 locations throughout North America.

SOURCE Laidlaw Environmental Services, Inc.

CONTACT: Kenneth W. Winger, President and Chief Executive Officer, or Paul R. Humphreys, Senior Vice President, Finance and Chief Financial Officer, Laidlaw Environmental Services, Inc., 803-933-4210